UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

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SITESTAR CORPORATION

(Exact name of registrant as specified in its corporate charter)

000-27763

(Commission File Number)

NEVADA (State or other jurisdiction of incorporation or organization)	88-0397234 (I.R.S. Employer Identification No.)

7109 Timberlake Road.

Lynchburg, VA   24502

(434) 239-4272

(Address of principal executive office, zip code and telephone number,

including area code)

SITESTAR CORPORATION

7109 Timberlake Road

Lynchburg, VA  24502

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about October 30, 2002, by Sitestar Corporation, a Nevada corporation (the “Company”), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the “Shares”). You are receiving this Information Statement in connection with the intended appointment of two new members to the Company’s Board of Directors.

On October 15, 2002, Clinton J. Sallee and Frederick T. Manlunas entered into a Capital Stock Purchase Agreement (the “Agreement”) with Frank Erhartic Jr. and Julie Erhartic for the sale of 4,000,000 shares of the Common Stock of Sitestar Corporation (the “Sale”).  As a condition to the Sale, Messrs. Manlunas and Sallee have resigned as officers of the Company, Frank Erhartic, Jr. has been appointed President and Chief Financial Officer, and Julie Erhartic has been appointed Secretary.  Mr. and Mrs. Erhartic will replace Messrs. Manlunas and Sallee on the Board of Directors of the Company ten days after this information is mailed to the Company’s shareholders.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Frank Erhartic, Jr. and Julie Erhartic to the Board of Directors of the Company.

The information contained in this Information Statement concerning Mr. Frank Erhartic, Jr. and Mrs. Julie Erhartic has been furnished to the Company by them. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The Common Stock is the only class of voting securities of the Company outstanding.  As of October 15, 2002, there were 99,892,229 shares of Common Stock outstanding and entitled to one vote per share.  There are no shares of Preferred Stock of the Company outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock immediately after the Acquisition, by:

•

each person known to beneficially own more than five percent of the Common Stock;

•

each director of the Company (including proposed directors); and

•

all directors and executive officers as a group.

Name and Address

Shares of

Percent

of Beneficial Owner

Common Stock

of Class

Clinton J. Sallee

15,675,010

15.69%

15303 Ventura Blvd., Suite 1510

Sherman Oaks, California 91403

Frederick Manlunas

16,808,336

16.82%

15303 Ventura Blvd., Suite 1510

Sherman Oaks, California 91403

Frank & Julie Erhartic

16,437,985

 16.45%

7109 Timberlake Road

Lynchburg, VA 24502

All officers and directors, after

completion of the Sale (4 persons)

48,921,331

 48.96%

_______________________

The table above includes all securities that the individuals have a right to acquire within 60 days.

Directors and Executive Officers

The following sets forth the name, age and positions, of the Company’s officers and directors prior to the Acquisition.  Also set forth below is information as to the principal occupation and background for such persons.

Frederick T. Manlunas has been a Director of the Company since October 1998 and has served as the Company’s Chairman of the Board since July 1999. Mr. Manlunas manages Gateway Holdings, Inc., a private equity fund based in Los Angeles, which he has done since 1995.  Prior to founding Gateway, Mr. Manlunas was an associate with Arthur Andersen LLP’s Retail Management Consulting division from 1991 to 1995.  Mr. Manlunas received a Bachelor of Science degree in Journalism from Florida International University, and he earned a Masters of Business Administration degree from Pepperdine University.

Clinton J. Sallee, 59, has been a Director of the Company since May 1999 and has served as the Company’s President and Chief Executive Officer since July 1999. In 1996, Mr. Sallee founded Sallee Zoryan, a concept development firm, where he served as President since inception.  Prior to founding Sallee Zoryan, Mr. Sallee was an associate with W.E. Myers & Company, a boutique investment bank, specializing in industry consolidations.  Mr. Sallee earned a Bachelor of Science degree in Business Administration from the Marshall School of Business at the University of Southern California in 1994.

Appointment of New Directors

The Agreement provides that, subject to compliance with applicable law, Frank Erhartic, Jr. and Julie Erhartic will be appointed to the Board of Directors.  Set forth below is certain information with respect to Mr. and Mrs. Erhartic:

Frank Erhartic, Jr., 34, founded Computers by Design in 1985 as a software development and computer services company.  Mr. Erhartic soon expanded his service offerings to include a toner re-manufacturing division called CBD Toner Recharge, and, in 1996, he started the Internet Service Provider division of Sitestar Corporation called Lynchburg.net.  Since 2000, Mr. Erhartic has been the operations manager for Sitestar at the Lynchburg, Virginia office.  Mr. Erhartic is a Microsoft Certified Systems Engineer (MCSE), is an A+ certified technician, holds certifications in Novell Netware, Unixware, Acer Product Repair, Okidata Product Repair and Hewlett Packard Product Repair.  Mr. Erhartic graduated from Virginia Tech in 1990 with degrees in both Management and Finance.

Julie Erhartic, 34, graduated from Virginia Tech in 1990 with a major in Psychology and a minor in Communications Studies, with an emphasis in Public Relations.  Ms. Erhartic was the store manager of Computers by Design from 1991 through 1996.  While also the Vice President of Computers by Design, she helped co-found the Internet division of Lynchburg.net in 1996 and shifted her focus to accounting and customer service issues.

Board of Directors Information

The Company does not have an audit, nominating or compensation committee.

The Board of Directors of the Company held four meetings during the last fiscal year. All directors attended all of the Board of Directors’ meetings.  No director resigned or declined to stand for re-election due to a disagreement with the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers, Inc.  Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2001, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

The Company’s directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION REVIEW

Name and Principal Position	Year	Salary ($)	Annual Bonus ($)	All Other Compensation ($)	Long Term Compensation Awards/ Securities Underlying Options (#)

Frederick T. Manlunas (1) Chairman of the Board	2001	--	--	$239,370	--
	2000	--	--	$268,068	--
	1999	--	--	--	--

Clinton J. Sallee (2) President and Chief Executive Officer	2001	--	--	$239,370	--
	2000	--	--	$311,268	--
	1998	--	--	--	--

________________

(1)

Mr. Manlunas received 7,124,094 shares of our common stock with a value of $239,370 in lieu of salary for 2001.  In 2000, Mr. Manlunas was given 5,584,746 shares of our common stock valued at  $268,068 as payment for his 2000 salary and bonus and for unpaid 1999 and 1998 salaries.

(2)

Mr. Sallee received 7,124,094 shares of our common stock with a value of $239,370 in lieu of salary for 2001.  In 2000, Mr. Sallee was given 6,584,746 shares of our common stock valued at $311,268 as payment for his 2000 salary and bonus.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SITESTAR CORPORATION

  /s/ Frank Erhartic

By:

Frank Erhartic, Jr.

Its:

President, Chief Financial Officer

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